Exhibit 97

TANDEM DIABETES CARE, INC.
CLAWBACK POLICY
1.GENERAL

The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”) has determined that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (this “Policy”) providing for the Company’s recoupment of Recoverable Incentive Compensation that is received by Covered Officers of the Company under certain circumstances. Certain capitalized terms used in this Policy have the meanings given to such terms in Section 3 below. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

2.EFFECTIVE DATE

This Policy shall apply to all Incentive Compensation that is received by a Covered Officer on or after October 2, 2023 (the “Effective Date”). Incentive Compensation is deemed “received” in the Company’s fiscal period in which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period. For example, if a Financial Reporting Measure specified in an Incentive Compensation award is attained on June 30, 2024 and the associated Incentive Compensation is paid in March 2025, the Incentive Compensation is deemed received in the fiscal quarter ended June 30, 2024 rather than the fiscal quarter ended March 31, 2025. The clawback policy adopted by the Board on August 19, 2020 (the “Original Policy”) shall continue to apply to Incentive Compensation (as defined in the Original Policy) received by an Executive Officer or Non-Officer Employee (each, as defined in the Original Policy) from the date of the Original Policy until immediately prior to the Effective Date.

3.DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

3.1Accounting Restatement means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.2Accounting Restatement Date means the earlier to occur of (a) the date that the Board, a committee of the Board authorized to take such action, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

3.3Administrator means the Compensation Committee or, in the absence of such committee, the Board.

3.4Code means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

3.5Compensation Committee means the Compensation Committee of the Board.

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3.6Covered Officer means each current and former Executive Officer.

3.7Exchange means the Nasdaq Stock Market.

3.8Exchange Act means the Securities and Exchange Act of 1934, as amended.

3.9Executive Officer means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified pursuant to Item 401(b) of Regulation S-K promulgated under the Exchange Act.

3.10Financial Reporting Measures means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including Company stock price and total stockholder return (“TSR”). A measure need not be presented in the Company’s financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure.

3.11Incentive Compensation means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

3.12Lookback Period means the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (resulting from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period of at least nine months shall count as a completed fiscal year). Notwithstanding the foregoing, the Lookback Period shall not include fiscal years completed prior to the Effective Date.

3.13Recoverable Incentive Compensation means Incentive Compensation received by a Covered Officer during the Lookback Period that exceeds the amount of Incentive Compensation that would have been received had such amount been determined based on the Accounting Restatement, computed without regard to any taxes paid (i.e., on a gross basis without regarding to tax withholdings and other deductions). For any compensation plans or programs that take into account Incentive Compensation, the amount of Recoverable Incentive Compensation for purposes of this Policy shall include, without limitation, the amount contributed to any notional account based on Recoverable Incentive Compensation and any earnings to date on that notional amount. For any Incentive Compensation that is based on stock price or TSR, where the Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Administrator will determine the amount of Recoverable Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange in accordance with the Listing Standards.

3.14SEC means the Securities and Exchange Commission.

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4.RECOUPMENT OF CERTAIN INCENTIVE COMPENSATION AWARDED OR PAID TO EXECUTIVE OFFICERS

4.1Applicability of Policy. This Policy applies to Incentive Compensation received by a Covered Officer (i) after beginning services as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for such Incentive Compensation, (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Lookback Period.

4.2Recoupment Generally. Pursuant to the provisions of this Policy, if there is an Accounting Restatement, the Company must reasonably promptly recoup the full amount of the Recoverable Incentive Compensation, unless the conditions of one or more subsections of Section 4(c) of this Policy are met and the Compensation Committee, or, if such committee does not consist solely of independent directors, a majority of the independent directors serving on the Board, has made a determination that recoupment would be impracticable. Recoupment is required regardless of whether the Covered Officer engaged in any misconduct and regardless of fault, and the Company’s obligation to recoup Recoverable Incentive Compensation is not dependent on whether or when any restated financial statements are filed.

4.3Impracticability of Recovery. Recoupment may be determined to be impracticable if, and only if:

4.3.1the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the applicable Recoverable Incentive Compensation; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange in accordance with the Listing Standards; or

4.3.2recoupment of the applicable Recoverable Incentive Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Code Section 401(a)(13) or Code Section 411(a) and regulations thereunder.

4.4Sources of Recoupment. To the extent permitted by applicable law, the Administrator shall, in its sole discretion, determine the timing and method for recouping Recoverable Incentive Compensation hereunder, provided that such recoupment is undertaken reasonably promptly. The Administrator may, in its discretion, seek recoupment from a Covered Officer from any of the following sources or a combination thereof, whether the applicable compensation was approved, awarded, granted, payable or paid to the Covered Officer prior to, on or after the Effective Date: (i) direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; (ii) cancelling prior cash or equity-based awards (whether vested or unvested and whether paid or unpaid); (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of deferred compensation, subject to compliance with Code Section 409A; and (v) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effectuate recoupment under this Policy from any amount otherwise payable to the Covered Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, e.g., base salary, bonuses or commissions and compensation previously deferred by the Covered Officer. The Administrator need not utilize the same method of recovery for all Covered Officers or with respect to all types of Recoverable Incentive Compensation.

4.5No Indemnification of Covered Officers. Notwithstanding any indemnification agreement, applicable insurance policy or any other agreement or provision of the Company’s certificate of

Exhibit 97
incorporation or bylaws to the contrary, no Covered Officer shall be entitled to indemnification or advancement of expenses in connection with any enforcement of this Policy by the Company, including paying or reimbursing such Covered Officer for insurance premiums to cover potential obligations to the Company under this Policy.

4.6Indemnification of Administrator. Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

4.7No “Good Reason” for Covered Officers. Any action by the Company to recoup or any recoupment of Recoverable Incentive Compensation under this Policy from a Covered Officer shall not be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Officer is party.

5.ADMINISTRATION

Except as specifically set forth herein, this Policy shall be administered by the Administrator. The Administrator shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Administrator with respect to this Policy shall be final, conclusive and binding on all interested parties and need not be uniform with respect to each individual covered by this Policy. In carrying out the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions that the Administrator, in its sole discretion, deems necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

6.SEVERABILITY

If any provision of this Policy or the application of any such provision to a Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

Exhibit 97
7.NO IMPAIRMENT OF OTHER REMEDIES

Nothing contained in this Policy, and no recoupment or recovery as contemplated herein, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Officer arising out of or resulting from any actions or omissions by the Covered Officer. This Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company, including, without limitation, termination of employment and/or institution of civil proceedings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer and to any other compensation recoupment policy and/or similar provisions in any employment, equity plan, equity award, or other individual agreement, to which the Company is a party or which the Company has adopted or may adopt and maintain from time to time; provided, however, that compensation recouped pursuant to this policy shall not be duplicative of compensation recouped pursuant to SOX 304 or any such compensation recoupment policy and/or similar provisions in any such employment, equity plan, equity award, or other individual agreement except as may be required by law.

8.AMENDMENT; TERMINATION

The Administrator may amend, terminate or replace this Policy or any portion of this Policy at any time and from time to time in its sole discretion. The Administrator shall amend this Policy as it deems necessary to comply with applicable law or any Listing Standard.

9.SUCCESSORS

This Policy shall be binding and enforceable against all Covered Officers and, to the extent required by Rule 10D-1 and/or the applicable Listing Standards, their beneficiaries, heirs, executors, administrators or other legal representatives.

10.REQUIRED FILINGS

The Company shall make any disclosures and filings with respect to this Policy that are required by law, including as required by the SEC.